UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 5, 2016

SYNCHRONOSS TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-52049	06-1594540
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Crossing Boulevard, 8th Floor Bridgewater, New Jersey	08807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (866) 620-3940

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On December 5, 2016, Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), GL Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Intralinks Holdings, Inc., a Delaware corporation (“Intralinks”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of Intralinks common stock, $0.001 par value, at a price of $13.00 per share (the “Offer Price”), without interest and subject to any required withholding taxes.  The Offer is expected to be completed in the first quarter of 2017.

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to (i) at least a majority of shares of Intralinks common stock then outstanding being validly tendered into, and not withdrawn from, the Offer, (ii) the receipt of required approvals, waivers and consents, and (iii) other conditions set forth in Exhibit A to the Merger Agreement.

The Offer will expire at one minute after 11:59 P.M., New York City time, at the end of the 20th business day (calculated in accordance with the rules of the Securities Exchange Act of 1934) following the commencement date of the Offer unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Following consummation of the Offer, Merger Sub will merge with and into Intralinks with Intralinks surviving as a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger, each outstanding Share that is not validly tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of Intralinks, Shares held directly or indirectly by Parent or its subsidiaries, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected by Merger Sub and Intralinks as soon as practicable following the consummation of the Offer without a stockholders meeting pursuant to the DGCL.

Parent intends to fund the acquisition with cash on hand, including proceeds from the Divestiture described below in Item 2.01 of this Current Report on Form 8-K, and up to $900 million under a new term loan facility. On December 5, 2016, Parent entered into a commitment letter (the “Commitment Letter”) with Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC (the “Lenders”), pursuant to which, subject to the terms and conditions set forth therein, the Lenders have committed to provide a $900 million term loan, the proceeds of which may be used for the payment of the Offer Price contemplated by, and the payment of fees and expenses incurred in connection with, the Merger Agreement and the Offer.  The commitment to provide the financing is subject to certain conditions, including the negotiation of definitive documentation and other customary closing conditions consistent with the Merger Agreement and Commitment Letter.  The definitive agreement for the term loan facility will contain, among other terms, affirmative covenants, negative covenants, financial covenants and events of default, in each case to be negotiated by the parties consistent with the Commitment Letter.  Parent will pay customary fees and expenses in connection with obtaining the term loan facility.  The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 10.1 hereto and is incorporated herein by this reference.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and Intralinks. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of Intralinks and its subsidiaries between signing and closing, restrictions on responses by Intralinks with respect to alternative transactions, governmental filings and approvals and other matters.

The Merger Agreement generally prohibits Intralinks’ solicitation of proposals relating to alternative business combination transactions and restricts Intralinks’ ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

The Merger Agreement contains termination rights for each of Parent, Merger Sub and Intralinks. The Merger Agreement

further provides that upon termination of the Merger Agreement under specified circumstances (i) Intralinks may be required to pay Parent a termination fee of $24.6 million and (ii) Parent may be required to pay Intralinks a termination fee of $49.2 million.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or Intralinks. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the parties thereto in connection with the signing of the Merger Agreement. These disclosure schedules include information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Parent, Merger Sub and Intralinks, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Parent, Merger Sub or Intralinks.

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, Intralinks’ Chief Executive Officer and certain greater than 10% holders of the Company’s common stock entered into Tender and Support Agreements with Parent and Merger Sub (the “Tender and Support Agreements”), which provide, among other things, that such persons will tender their Shares in the Offer.  The Tender and Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Tender and Support Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On December 5, 2016, Parent entered into a purchase and sale and amended and restated operating agreement (the “Operating Agreement”) by and among Sequential Technology International, LLC (“STI”), Parent and Sequential Technology International Holdings, LLC (“Sequential”) pursuant to which Parent sold a 70% interest (the “Divestiture”) in STI to Sequential in return for a cash payment of $146 million to Parent.  Parent previously formed STI and contributed certain of its activation business assets to STI in return for its initial membership interest in STI.  As part of the transactions contemplated by the Divestiture, Parent issued a promissory note to Sequential, which is secured by Sequential’s interest in STI.  In addition, Parent is retaining a 30% interest in STI. Pursuant to the terms of the Operating Agreement, Parent has certain put rights whereby Sequential would be required to purchase Parent’s interest in STI in certain circumstances and Sequential has a corresponding call right where Sequential would be required to purchase Parent’s interest in STI in certain circumstances.

Item 7.01 Regulation FD Disclosure.

On December 6, 2016, Parent and Intralinks issued a joint press release announcing entry into the Merger Agreement. The companies also announced that following the closing of the transaction, Ron Hovsepian, Chief Executive Officer of Intralinks, is expected to be appointed Chief Executive Officer of Parent and join Parent’s Board of Directors, with Parent’s Founder and current Chief Executive Office Stephen G. Waldis transitioning into being an active Executive Chairman of the Board.  The full text of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

In addition, on December 6, 2016, Parent and Intralinks will also hold a conference call for analysts and investors that will include a presentation containing supplemental information regarding the proposed transaction. A copy of the presentation is attached hereto as Exhibit 99.3.

The information under Item 7.01 in this Form 8-K and in Exhibits 99.2 and 99.3 shall be deemed “furnished” and not “filed” for the purpose of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document. The information under Item 7.01 in this Form 8-K shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the proposed acquisition of Intralinks, Synchronoss will commence a tender offer for the outstanding shares of Intralinks.  The tender offer has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intralinks, nor is it a substitute for the tender offer materials that Synchronoss and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Synchronoss and Merger Sub will file tender offer materials on Schedule TO, and Intralinks will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Intralinks are urged to read these documents when they become available because they will contain important information that holders of Intralinks securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Intralinks at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this report, other than purely historical information, including estimates, projections and statements relating to Intralinks’ and Synchronoss’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding acquisition synergies and benefits to Synchronoss, the growth of the market and demand for Synchronoss’ offerings, growth opportunities, the closing of the debt financing and acquisition and impact of such transactions, momentum in Synchronoss’ business and momentum with the offerings discussed in this press release, potential growth of Synchronoss’ business, product performance, the ability to successfully integrate the companies and their respective products, and the timing of the transaction. Although Synchronoss attempts to be accurate in making forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. Important factors that could cause results to differ materially from the statements herein include the following: general economic risks; execution risks with acquisitions; closing conditions; risks associated with sales not materializing based on a change in circumstances; disruption to sales following acquisitions; increasing competitiveness in the enterprise and mobile solutions market; ability to retain key personnel following the acquisition; the dynamic nature of the markets in which the companies operate; specific economic risks in different geographies, and among different customer segments; changes in foreign currency exchange rates; uncertainty regarding increased business and renewals from existing customers; uncertainties around continued success in sales growth and market share gains; failure to convert sales pipeline into final sales; risks associated with successful implementation of multiple integrated software products and other product functionality risks; execution risks around new product development and introductions and innovation; product defects; unexpected costs, assumption of unknown liabilities and increased costs for any reason; litigation and disputes and the potential cost, distraction and damage to sales and reputation caused thereby; market acceptance of new products and services; the ability to attract and retain personnel; changes in strategy; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; risks associated with the adoption of, and demand for, our model in general and by specific customer segments; competition and pricing pressure; and the other risk factors set forth from time to time in Synchronoss’ most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q and our other filings with the SEC, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Synchronoss’ investor relations department. All forward-looking statements herein reflect Synchronoss’ opinions only as of the date of this release, and Synchronoss undertakes no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

None.

(b)	Pro Forma Financial Information.

To the extent that pro forma financial information regarding the Divestiture is required, it will be filed by amendment to this Current Report on Form 8-K within seventy-one (71) calendar days after the date of filing hereof.

(c)	Shell Company Transactions.

None.

(d)	Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger by and among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. dated December 5, 2016.

10.1	Commitment Letter, dated as of December 5, 2016, by and among Synchronoss Technologies, Inc. and Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC.

99.1	Form of Tender and Support Agreement by and between Synchronoss Technologies, Inc., GL Merger Sub, Inc. and certain stockholders of Intralinks Holdings, Inc. dated December 5, 2016.

99.2	Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016.

99.3	Investor Presentation Materials, dated December 6, 2016.

*                                         Certain schedules have been omitted and Parent agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits and schedules upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNCHRONOSS TECHNOLOGIES, INC.

Date: December 6, 2016	By:	/s/ Stephen G. Waldis
		Name:	Stephen G. Waldis
		Title:	Chairman of the Board of Directors And Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger by and among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. dated December 5, 2016.

10.1	Commitment Letter, dated as of December 5, 2016, by and among Synchronoss Technologies, Inc. and Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC.

99.1	Form of Tender and Support Agreement by and between Synchronoss Technologies, Inc., GL Merger Sub, Inc. and certain stockholders of Intralinks Holdings, Inc. dated December 5, 2016.

99.2	Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016.

99.3	Investor Presentation Materials, dated December 6, 2016.

*                                         Certain schedules have been omitted and Parent agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits and schedules upon request.